FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                             For December 12, 2002

                        Commission File Number 333-66973


                                 AERCO LIMITED


                              22 Grenville Street
                                   St. Helier
                                Jersey, JE4 8PX
                                Channel Islands
                ------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               Form 20-F  X                         Form 40-F
                         ---                                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                            No  X
                         ---                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

                               INDEX TO EXHIBITS

Item

1.    AerCo Limited Monthly Report to Noteholders for December 2002.

24.   Power of Attorney for AerCo Limited.

                                   SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated: December 12, 2002


                                            AERCO LIMITED
                                              (Registrant)

                                            By: /s/ Pat Keating
                                               ---------------------------------
                                               Name:  Pat Keating
                                               Title: Attorney-in-Fact

                                                                         Item 1




                                                           AERCO LIMITED
                                                       Report to Noteholders
                                         All amounts in US dollars unless otherwise stated


Month                                                              December-02
Payment Date                                                       15th of each month
Convention                                                         Modified Following Business Day
Current Payment Date                                               16-Dec-02
Current Calculation Date                                           10-Dec-02
Previous Payment Date                                              15-Nov-02
Previous Calculation Date                                          8-Nov-02
-----------------------------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-----------------------------------------------------------------------------------------------------------------------------
                                                                 Prior         Deposits      Withdrawals       Balance on
                                                                Balance                                     Calculation Date
                                                                8-Nov-02                                       10-Dec-02
-----------------------------------------------------------------------------------------------------------------------------
Expense Account                                               4,862,481.20   4,986,697.63   (6,277,236.19)    3,571,942.64
Collection Account                                           94,598,185.09  14,141,328.38  (13,122,783.09)   95,616,730.38
Aircraft Purchase Account                                                -              -               -                -

 - Liquidity Reserve cash balance                            81,475,402.00              -               -    81,395,402.00
-----------------------------------------------------------------------------------------------------------------------------
Total                                                        99,460,666.29  19,128,026.01  (19,400,019.28)   99,188,673.02
-----------------------------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

-----------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                             -
Interest Income                                                                                                          -
Aircraft Purchase Payments                                                                                               -
Economic Swap Payments                                                                                                   -
-----------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                                      -
-----------------------------------------------------------------------------------------------------------------------------

3. Analysis of Expense Account Activity

-----------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                  4,862,481.20
Transfer from Collection Account on previous Payment Date                                                     4,981,070.21
Permitted Aircraft Accrual                                                                                               -
Interim Transfer from Collection Account                                                                                 -
Interest Income                                                                                                   5,627.42
Balance on current Calculation Date
 - Payments on previous payment date                                                                         (5,257,965.19)
 - Interim payments                                                                                                      -
 - Other                                                                                                     (1,019,271.00)
-----------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                           3,571,942.64
-----------------------------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-----------------------------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                                 94,598,185.09
Collections during period                                                                                    14,141,328.38
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                                                   (1,337,518.80)
 - Permitted Aircraft Modifications                                                                                      -
Interim Transfer to Expense Account                                                                                      -
Net Swap payments on previous Payment Date                                                                   (3,643,551.41)
Aggregate Note Payments on previous Payment Date                                                             (8,141,712.88)
-----------------------------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                          95,616,730.38
-----------------------------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                                             30,000,000.00
Second Collection Account Reserve                                                                            35,000,000.00
Cash Held
 - Security Deposits                                                                                         16,395,402.00
                                                                                                          -----------------
Liquidity Reserve Amount                                                                                    81,395,402.00
                                                                                                          -----------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.
-----------------------------------------------------------------------------------------------------------------------------

                                           AERCO LIMITED
                                       Report to Noteholders
                          All amounts in US dollars unless otherwise stated


Current Payment Date                                                          16-Dec-02
Current Calculation Date                                                      10-Dec-02
Previous Payment Date                                                         15-Nov-02
Previous Calculation Date                                                     8-Nov-02
----------------------------------------------------------------------------------------------

Balance in Collection and Expense Account                                       99,188,673.02
Liquidity Reserve Amount                                                       (81,395,402.00)
                                                             --------------------------------
Available Collections                                                           17,793,271.02
                                                             ================================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)           Total Required Expense Amount                                      6,200,000.00
(II) a)       Class A Interest but excluding Step-up                             1,293,245.18
     b)       Swap Payments other than subordinated swap payments                3,929,376.78
(iii)         First Collection Account top-up (Minimum liquidity reserve $30 m) 30,000,000.00
(iv)          Class A Minimum principal payment                                             -
(v)           Class B Interest                                                     250,953.56
(vi)          Class B Minimum principal payment                                     50,278.05
(vii)         Class C Interest                                                     414,886.76
(viii)        Class C Minimum principal payment                                             -
(ix)          Class D Interest                                                     708,333.33
(x)           Class D Minimum principal payment                                             -
(xi)          Second collection account top-up                                  51,395,402.00
(xii)         Class A Scheduled principal                                                   -
(xiii)        Class B Scheduled principal                                          529,017.93
(xiv)         Class C Scheduled principal                                          492,468.78
(xv)          Class D Scheduled principal                                                   -
(xvi)         Permitted accruals for Modifications                                          -
(xvii)        Step-up interest                                                     235,025.13
(xviii)       Class A Supplemental principal                                     3,689,685.51
(xix)         Class E Primary Interest                                                      -
(xx)          Class B Supplemental principal                                                -
(xxi)         Class A Outstanding Principal                                                 -
(xxii)        Class B Outstanding Principal                                                 -
(xxiii)       Class C Outstanding Principal                                                 -
(xxiv)        Class D Outstanding Principal                                                 -
(xxv)         Subordinated Swap payments                                                    -
                                                                                --------------
              Total Payments with respect to Payment Date                       99,188,673.02
              less collection Account Top Ups (iii) (b) and (xi) (b) above      81,395,402.00
                                                                                --------------
                                                                                17,793,271.02
                                                                                ==============

----------------------------------------------------------------------------------------------

                                           AERCO LIMITED
                                       Report to Noteholders
                          All amounts in US dollars unless otherwise stated


Current Payment Date                                                16-Dec-02
Current Calculation Date                                            10-Dec-02
Previous Payment Date                                               15-Nov-02
Previous Calculation Date                                           8-Nov-02
--------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

--------------------------------------------------------------------------------------------------------
                                             Subclass        Subclass      Subclass           Total
Floating Rate Notes                            A-2              A-3          A-4             Class A
--------------------------------------------------------------------------------------------------------
Applicable LIBOR                               1.38125%        1.38125%        1.38125%
Applicable Margin                               0.3200%         0.4600%         0.5200%
Applicable Interest Rate                       1.70125%        1.84125%        1.90125%
Day Count                                       Act/360         Act/360         Act/360
Actual Number of Days                                31              31              31
Interest Amount Payable                      185,527.60      865,480.04      242,237.54
Step-up Interest Amount Payable                      NA      235,025.13              NA
--------------------------------------------------------------------------------------------------------
Total Interest Paid                          185,527.60    1,100,505.18      242,237.54    1,528,270.31
--------------------------------------------------------------------------------------------------------

Expected Final Payment Date                   15-Dec-05       15-Jun-02       15-May-11
Excess Amortisation Date                      17-Aug-98       15-Feb-06       15-Aug-00
--------------------------------------------------------------------------------------------------------
Original Balance                         290,000,000.00  565,000,000.00  235,000,000.00
Opening Outstanding Principal Balance    126,643,000.00  545,864,820.30  147,959,557.46  820,467,377.76
--------------------------------------------------------------------------------------------------------
Extended Pool Factors                            54.77%         100.00%          80.59%
Pool Factors                                     42.46%         100.00%          70.16%
--------------------------------------------------------------------------------------------------------
Minimum Principal Payment                             -               -               -               -
Scheduled Principal Payment                           -               -               -               -
Supplemental Principal Payment             3,509,000.00      180,685.51               -    3,689,685.51
--------------------------------------------------------------------------------------------------------
Total Principal Distribution Amount        3,509,000.00      180,685.51               -    3,689,685.51
--------------------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                                       -
- amount allocable to premium

--------------------------------------------------------------------------------------------------------
Closing Outstanding Principal Balance    123,134,000.00  545,684,134.79  147,959,557.46  816,777,692.25
--------------------------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass (continued)

------------------------------------------------------------------------------------ ----------------------------------------------
                                            Subclass      Subclass          Total         Subclass       Subclass       Total
Floating Rate Notes                           B-1            B-2           Class B           C-1            C-2        Class C
------------------------------------------------------------------------------------ ----------------------------------------------
Applicable LIBOR                             1.38125%       1.38125%                       1.38125%       1.38125%
Applicable Margin                             0.6000%        1.0500%                        1.3500%        2.0500%
Applicable Interest Rate                     1.98125%       2.43125%                       2.73125%       3.43125%
Day Count                                     Act/360        Act/360                        Act/360        Act/360
Actual Number of Days                              31             31                             31             31
Interest Amount Payable                    108,537.89     142,415.67                     188,145.34     226,741.42
Step-up Interest Amount Payable                    NA             NA                             NA             NA
-----------------------------------------------------------------------------------  ----------------------------------------------
Total Interest Paid                        108,537.89     142,415.67      250,953.56     188,145.34     226,741.42      414,886.76
------------------------------------------------------------------------------------ ----------------------------------------------

Expected Final Payment Date                 15-Jul-13      15-Jun-08                      15-Jul-13      15-Jun-08
Excess Amortisation Date                    17-Aug-98      15-Aug-00                      17-Aug-98      15-Aug-00
-----------------------------------------------------------------------------------  ----------------------------------------------
Original Balance                        85,000,000.00  80,000,000.00                  85,000,000.00  80,000,000.00
Opening Outstanding Principal Balance   63,618,423.68  68,025,064.16  131,643,487.84  79,996,838.93  76,739,560.02  156,736,398.95
-----------------------------------------------------------------------------------  ----------------------------------------------
Extended Pool Factors                          82.80%         99.01%                         98.47%         98.42%
Pool Factors                                   76.12%         97.31%                         93.91%         95.71%
-----------------------------------------------------------------------------------  ----------------------------------------------
Minimum Principal Payment                   24,297.52      25,980.53       50,278.05              -              -               -
Scheduled Principal Payment                255,654.78     273,363.15      529,017.93     247,504.41     244,964.37      492,468.78
Supplemental Principal Payment                      -              -               -              -              -               -
-----------------------------------------------------------------------------------  ----------------------------------------------
Total Principal Distribution Amount        279,952.30     299,343.68      579,295.98     247,504.41     244,964.37      492,468.78
-----------------------------------------------------------------------------------  ----------------------------------------------
Redemption Amount                                                                                 -              -
- amount allocable to principal                                                                   -              -
- amount allocable to premium                                                                     -              -
-----------------------------------------------------------------------------------  ----------------------------------------------
Closing Outstanding Principal Balance   63,338,471.38  67,725,720.48  131,064,191.86  79,749,334.52  76,494,595.65  156,243,930.17
-----------------------------------------------------------------------------------  ----------------------------------------------


-------------------------------------------------------

Fixed Rate Notes                               D-2

-------------------------------------------------------
Applicable Interest Rate                     8.50000%
Day count                                      30/360
Number of Days                                     30
Interest Amount Payable                    708,333.33
------------------------------------------------------
Total Interest Paid                        708,333.33
------------------------------------------------------
Expected Final Payment Date                 15-Mar-14
Excess Amortisation Date                    15-Jul-10
------------------------------------------------------
Original Balance                       100,000,000.00
Opening Outstanding Principal Balance  100,000,000.00
------------------------------------------------------
Extended Pool Factors                         100.00%
Expected Pool Factors                         100.00%
------------------------------------------------------
Extended Amount                                     -
Expected Pool Factor Amount                         -
Surplus Amortisation
------------------------------------------------------
Total Principal Distribution Amount                 -
------------------------------------------------------
Redemption Amount                                   -
- amount allocable to principal                     -
- amount allocable to premium                       -
------------------------------------------------------
Closing Outstanding Principal Balance  100,000,000.00
------------------------------------------------------

                                           AERCO LIMITED
                                       Report to Noteholders
                          All amounts in US dollars unless otherwise stated


Current Payment Date                                  16-Dec-02
Current Calculation Date                              10-Dec-02
Previous Payment Date                                 15-Nov-02
Previous Calculation Date                              8-Nov-02
------------------------------------------------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period                     16-Dec-02
End of Interest Accrual Period                       15-Jan-03
Reference Date                                       12-Dec-02

------------------------------------------------------------------------------------------------------------------------------------

                                                         A-2          A-3         A-4        B-1       B-2        C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                                      1.42000%     1.42000%    1.42000%   1.42000%   1.42000%   1.42000%    1.42000%
Applicable Margin                                      0.3200%      0.4600%     0.5200%    0.6000%    1.0500%    1.3500%     2.0500%
Applicable Interest Rate                               1.7400%      1.8800%     1.9400%    2.0200%    2.4700%    2.7700%     3.4700%

------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------

Fixed Rate Notes                                         D-1

---------------------------------------------------------------

Actual Pool Factor                                     100.00%

---------------------------------------------------------------

----------------------------------------------------------------------------------------

7. Payments per $ 1,000 Inital Outstanding Principal Balance of Notes

------------------------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes                                  A-2          A-3         A-4          B-1       B-2       C-1          C-2

------------------------------------------------------------------------------------------------------------------------------------

Opening Outstanding Principal Balance               126,643.00   545,864.82  147,959.56  63,618.42  68,025.06  79,996.84   76,739.56
Total Principal Payments                              3,509.00       180.69           -     279.95     299.34     247.50      244.96
Closing Outstanding Principal Balance               123,134.00   545,684.13  147,959.56  63,338.47  67,725.72  79,749.33   76,494.60

Total Interest                                          185.53     1,100.51      242.24     108.54     142.42     188.15      226.74
Total Premium                                          0.0000%      0.5000%     0.0000%    0.0000%    0.0000%    0.0000%     0.0000%

------------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------

(b) Fixed Rate Notes                                    D-2

---------------------------------------------------------------

Opening Outstanding Principal Balance               100,000.00
Total Principal Payments                                     -
Closing Outstanding Principal Balance               100,000.00

Total Interest                                          708.33
Total Premium                                                -

---------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

                                                                        Item 24


                               POWER OF ATTORNEY

     Each of the undersigned, being a Director and officer of AerCo Limited, hereby individually appoints John McMahon, Huib van Doorn, Sean Brennan, Brian Marks, Wouter Marinus den Dikken, Pat Keating, Aengus Kelly and Caroline Jones and each of them, acting on behalf of debis AirFinance Administrative Services Limited, as Administrative Agent of AerCo Limited, his true and lawful attorney-in-fact and agent (each an "Attorney-in- Fact"), with full power by power of attorney of substitution and resubstitution, for him and in his name, place and stead, in his capacity as a Director and an officer of AerCo Limited, to sign each Report on Form 6-K which will be filed at least monthly, provided that where any such Report on Form 6-K is required to contain any information in addition to or other than a copy of the relevant monthly report to noteholders the contents of such Report on Form 6-K shall be approved by any one Director of AerCo Limited prior to the filing thereof, each such Report on Form 6-K containing a monthly report to noteholders to be filed monthly on or about the 15th day of each month and each other Report on Form 6-K to be filed within the time prescribed by the Securities and Exchange Commission (the "SEC") upon the occurrence of certain events listed in the SEC rules and regulations with the SEC and any amendments thereto, and to file the same with any exhibits thereto and any other documents in connection therewith with the SEC, granting unto said Attorney-in-Fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said Attorney-in-Fact, or his substitute, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be duly executed and delivered in Shannon, Ireland on the date indicated below.

Dated: 24 July 2002                               /s/ G. Adrian Robinson
                                                  ----------------------
                                                  G. Adrian Robinson

                                                  Witness: /s/ B. C. Robins


Dated: 24 July 2002                               /s/ Peter Sokell
                                                  ----------------
                                                  Peter Sokell

                                                  Witness: /s/ B. C. Robins


Dated: 24 July 2002                               /s/ Kenneth N. Peters
                                                  ---------------------
                                                  Kenneth N. Peters

                                                  Witness: /s/ B. C. Robins


Dated: 24 July 2002                               /s/ M. John McMahon
                                                  -------------------
                                                  M. John McMahon

                                                  Witness: /s/ B. C. Robins


Dated: 9 August 2002                              /s/ Sean Brennan
                                                  ----------------
                                                  Sean Brennan

                                                  Witness: Marian Kennedy
                                                          ---------------